Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213061

Prospectus Supplement No. 1
(To prospectus dated December 16, 2016)

PROXY STATEMENT SUPPLEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF E-COMPASS ACQUISITION CORP.
AND PROSPECTUS FOR COMMON STOCK, RIGHTS AND UNITS
OF iFRESH INC.

Proxy Statement/Prospectus Supplement dated January 10, 2017 and first mailed to shareholders on or about January 11, 2017

This proxy statement/prospectus supplement, dated January 10, 2017, supplements the proxy statement of E-compass Acquisition Corp. and the prospectus of iFresh Inc. dated December 16, 2016. You should read this proxy statement/prospectus supplement in conjunction with the proxy statement/prospectus, and this prospectus supplement is qualified by reference to the proxy statement/prospectus, except to the extent that the information contained in this proxy statement/prospectus supplement supersedes the information contained in the proxy statement/prospectus. This proxy statement/prospectus supplement is not complete without, and may not be utilized except in connection with, the proxy statement/prospectus, including any amendments or additional supplements thereto.

See "Risk Factors" beginning on page 17 of the proxy statement/prospectus for factors you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Financing by KeyBank National Association

On December 23, 2016 (the “Effective Date”), NYM Holding, Inc. (“NYM”) entered into a $25 million secured Credit Agreement (the “Credit Agreement”) with KeyBank National Association (the “Lender”).

The Credit Agreement provides for (i) a $5 million revolving credit facility (the “Revolving Credit Facility”), (ii) a $15 million effective date term loan facility (the “Effective Date Term Loan Facility”), which was fully drawn on the Effective Date, and (iii) a $5 million delayed draw term loan facility (the “Delayed Draw Term Loan Facility” and, together with the Revolving Credit Facility and the Effective Date Term Loan Facility, the “Facilities”), which is available to be drawn within one year after the Effective Date. The Facilities are secured by all assets of NYM and its subsidiaries and mature on December 23, 2021. Interest is charged at a rate equal to (a) the Lender’s “prime rate” plus 0.95%, or (b) the Adjusted LIBOR Rate (as defined in the Credit Agreement) plus 1.95%. NYM will pay a commitment fee equal to 0.25% of the undrawn amount of the Revolving Credit Facility and 0.25% of the unused Delayed Draw Term Loan Facility. Closing fees and expenses were in the amount of $867,500.

Except as stated below, the Facilities are subject to customary events of default. It will be an event of default if Mr. Long Deng resigns, is terminated, or is no longer actively involved in the management of NYM and a replacement reasonably satisfactory to the Lender is not made within sixty (60) days after such event takes place.

Share Transfer

On December 31, 2016, Shenwan Hongyuan Securities Co. transferred all of its shares to Handy Global Limited for $20,000,000. In connection with the transfer, Handy Global Limited agreed to all of the obligations of the lead investor, as described in the Proxy Statement/Prospectus. We will enter into an agreement with Handy Global Limited to repurchase 1,500,000 of such non-redeemable shares promptly after the closing of our business combination at a purchase price of $10.00 per share.

The date of this prospectus supplement is January 11, 2017.